December 15, 2011

Richard Pfordte, Branch Chief, Division of Investment Management

Valerie J. Lithotomos, Senior Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC
File Nos. 333-172947; 811-22534

Dear Mr. Pfordte and Ms. Lithotomos:

On March 18, 2011, Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Registrant” or the “Fund”) filed its registration statement on Form N-2 (“Initial Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund amended the Initial Registration Statement by filing Pre-Effective Amendment No. 1 (“Amendment No. 1”), Pre-Effective Amendment No. 2 (“Amendment No. 2”), Pre-Effective Amendment No. 3 (“Amendment No. 3”), Pre-Effective Amendment No. 4 (“Amendment No. 4”) and Pre-Effective Amendment No. 5 (“Amendment No. 5” and, together with the Initial Registration Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Registration Statement”) on July 13, 2011, July 20, 2011, August 29, 2011, December 2, 2011 and December 8, 2011, respectively.

In response to your comments to the Registration Statement provided to us by telephone conversations with Mr. Pfordte and Ms. Lithotomos on December 5, 2011 and December 7, 2011 and by telephone conversation with Ms. Lithotomos on December 9, 2011, please find below the following responses.  Each of your comments is set forth below with our response immediately following. Please note that this letter is being submitted following the Registrant’s EDGAR filing of Amendment No. 5. Unless otherwise noted, references to page numbers or sections shall mean page numbers or sections of Amendment No. 5. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement and the Prospectus contained therein (the “Prospectus”).

1.                                       Comment:    You requested that, in the first paragraph on the cover page, the Registrant not state that the Fund provides liquidity.

Response:   The Registrant deleted such disclosure from the first paragraph on the cover page.

2.                                       Comment:    You requested that the Registrant not use the term “diversify” in the Prospectus because the Fund is “non-diversified” and the use of such term may mislead potential shareholders.

Response:   The Registrant made modifications throughout Amendment No. 5 in order to limit use of the term “diversify.” For example, the following changes were made on pages i and 9:

“An investment in the Fund may be appropriate for long-term investors seeking to add real estate exposure to their overall investment portfolio.”

3.                                       Comment:   You asked us to consider revising disclosure that conveys any uncertainty by deleting or changing words such as “generally” and “may” throughout the Prospectus.

Response:   We and the Registrant reviewed the Prospectus and revised the disclosure throughout the Prospectus to limit the use of words such as “generally” and “may” where appropriate.

4.                                       Comment:    You requested that the proceeds of the offering in the “Use of Proceeds” section of the Summary and later in the Prospectus not refer to the estimated offering expenses.

Response:   Reference to the estimated offering expenses was deleted in the “Use of Proceeds” sections on pages 3 and 42.

5.                                       Comment:    You requested that the explanation of “Geography” under the “Investment Objectives, Strategies and Investment Features” section of the Summary and later in the Prospectus clearly state that the asset holdings of the Investment Managers and Investment Funds will be primarily in the United States.

Response:   A statement that the asset holdings of the Investment Managers and Investment Funds will be primarily in the United States was added in the “Investment Objectives, Strategies and Investment Features” sections on pages 4 and 43:

“Geography: asset holdings primarily in the United States but with certain holdings across the rest of North America, Europe, Asia, Australia and other geographic regions;”

6.                                       Comment:    You requested that a statement be added to disclose that the Fund’s ability to reallocate its assets among Investment Managers and Investment Funds is subject to the limitations of the repurchase policies of the Investment Funds.

Response.   A statement was added to pages 6 and 47 to disclose that the Fund’s ability to reallocate its assets among Investment Funds is subject to the limitations of the repurchase policies of the Investment Funds.

7.                                       Comment:    You asked us to disclose the fees paid to Callan and BNY Mellon.

Response.   The fees paid to Callan and BNY Mellon are disclosed on pages 9-10, 23 and 58, respectively.

8.                                       Comment:   You requested disclosure that the cumulative Distribution Fee may be higher than prevailing market rates because the Distribution Fee is payable in full.

Response.   In response to your request, the following disclosure was added to pages 10 and 24:

“So long as the Distribution Agreement remains in place the Distribution Fee shall be payable in the full amount of 0.75%.  As such, the cumulative Distribution Fee may be higher than prevailing market rates.”

9.                                       Comment:    You requested that we delete the summary of the Expense Limitation and Reimbursement Agreement from the Summary section as well as from the footnotes to the table “Summary of Fund Expenses.”

Response:   In response to your request, the disclosure summarizing the Expense Limitation and Reimbursement Agreement was deleted from the Summary section as well as from the footnotes to the table “Summary of Fund Expenses.”

10.                                 Comment:    You requested that disclosure be added that clarifies that although the Investment Funds are subject to constraints, the Investment Managers have some leeway over their respective investment strategies.

Response:   The following modification was made on pages 17 and 29 in the risk factor titled “Once the Adviser Has Selected an Investment Manager or Investment Fund, the Adviser Will Have No Control Over an Individual Investment Manager’s Investment Decisions”:

“Even though Investment Funds are subject to certain constraints, the managers may change aspects of their investment strategies.”

11.                                 Comment:    You requested that a risk factor be added disclosing the risk that shareholders may not have the benefit of a particular Investment Manager as a sub-adviser if the shareholders do not approve such Investment Manager.

Response:   The following risk factor entitled “Approval of Sub-Advisory Relationships” was added on page 29 in the “Risk Factors” section:

“The Fund and the Adviser intend to enter into sub-advisory relationships with Investment Managers to sub-advise between 25% and 50% of the Fund’s assets to be invested in Real Estate Securities. Such relationships may only be entered into upon Board approval and, unless an exemptive relief order is obtained from the SEC, upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act. If the required shareholder approval is not received with respect to a particular Investment Manager, which Investment Manager may have been identified as attractive candidate for a sub-advisory relationship, the Fund will be prohibited from allocating assets to such Investment Manager. As a result, there can be no assurance that the Fund or the Adviser will be able to retain attractive institutional asset managers to sub-advise between 25% and 50% of the Fund’s assets to be invested in Real Estate Securities.”

12.                               Comment:    You requested that the Registrant delete the reason for any potential borrowing or leverage from the “Borrowing” section in the Summary, in the risk factor titled “The Fund’s Use of Leverage Involves Risk of Loss” and in the “INVESTMENT OBJECTIVES, STRATEGIES AND INVESTMENT FEATURES — Investment Objectives” section.

Response:   In response to your request, the Registrant deleted the reason for any potential borrowing or use of leverage in the following manner:

“The Fund will not borrow or issue preferred shares or debt during its first twelve months of operations from its Effective Date, and thereafter the Fund intends to have the option to borrow.”

13.                                 Comment:    You noted that there may exist a potential conflict of interest with respect to the Investment Management Fee paid to the Adviser and how the Adviser earns such fee, specifically in respect of the amount of assets of the Fund that the Adviser allocates among Investment Funds, on the one hand, and Investment Managers acting as sub-advisers, on the other hand. The Adviser receives the same Investment Management Fee regardless of the allocations to such parties and, since, in your opinion, the amount of work involved in allocating assets to Investment Managers acting as sub-advisers and monitoring such Investment Managers may be less than the work involved in allocating assets to Investment Managers investing in Investment Funds, disclosure of such potential conflict of interest must be added to the discussion of the Investment Management Fee.

Response:   The following language was added to pages 10 and 58 to accommodate your request:

“There may be a conflict of interest as a result of the fact that the Adviser will receive the Investment Management Fee irrespective of the allocations of the Fund’s assets to Investment Funds and the Investment Managers acting as sub-advisers. This conflict of interest arises because the amount of overall time, expense, and other resources expended to select and monitor sub-advisers may be less than what is expended to select and monitor underlying investment funds.  In the case of the Fund, if the overall time, expense and other resources expended by the Adviser to select and monitor Investment Managers acting as sub-advisers to the Fund is less than what the Adviser expends to select and monitor Investment Funds, the Adviser will have an incentive to allocate more of the Fund’s assets to Investment Managers.  The Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring Investment Managers acting as sub-advisers and Investment Funds.  Nevertheless, the Board of Directors of the Fund will have procedures in place to monitor this potential conflict of interest and any effect it may have on the Fund.”

14.                                 Comment:    You requested that the Registrant expressly state that estimated proxy costs for the twelve months following the date on which the Fund’s registration statement on Form N-2 is declared by the SEC to be effective are included in “Other Expenses” in the table entitled, “Summary of Fund Expenses.”

Response:   The following language was added to footnote 4 of such table:

“Included in this estimate of Other Expenses are gross expenses, the estimated proxy costs of the Fund for the twelve months following the date on which the Fund’s registration statement on Form N-2 is declared by the SEC to be effective...”

15.                                 Comment:    You requested that the assumptions used to calculate the “Summary of Fund Expenses” be changed to reflect weighted average net assets over the first year of operation of the Fund of $375 million instead of net assets of the Fund of $750 million.

Response:   In accordance with your comments, the “Summary of Expenses” section was modified as follows:

The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund.  Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year; provided, however, that the figure below associated with the Maximum Early Withdrawal Charge is based on the NAV as of the repurchase date of a shareholder’s Shares. The table has been prepared under the assumption that the anticipated weighted average proceeds of this offering in the first year will be approximately $375 million. The total expenses associated with the Fund, are higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders of the Fund pay the Investment Management Fee to the Adviser and also pay the fees and expenses charged by the Investment Funds (indirectly) and Investment Managers acting as sub-advisers, to the extent the assets of the Fund are invested in Investment Funds or have been allocated to Investment Managers acting as sub-advisers.  The fees and expenses associated with the Investment Funds and Investment Managers currently acting as sub-advisers range from 0.50% to 1.75% per annum.

Shareholder Transaction Expenses
Maximum Sales Load (percentage of offering price)(1)	None
Maximum Sales Load on Reinvested Distributions	None
Maximum Early Withdrawal Charge	2.00%

Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fees (2)	1.20%

Distribution Fee(3)	0.75%
Other Expenses(4)	0.50%
Acquired fund fees and expenses (Investment Funds)(5)	0.85%

Total Annual Expenses	3.30%

Example

	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses on a $1,000 investment:	$33.00	$94.85	$159.19	$331.57

The example does not present actual expenses and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and “Acquired fund fees and expenses” may also be greater or less than that shown).

(1)	Investments are not subject to a Sales Load. See “Plan of Distribution.”

(2)

The Management Fees include the quarterly Investment Management Fee paid to the Adviser at an annual rate of 0.95% of NAV, which will accrue daily on the basis of the average daily NAV of the Fund. Management fees also include fees and expenses of the Investment Managers in their capacity as sub-advisers. That portion of the management fees, 0.25%, is based on the following assumptions: the anticipated weighted average proceeds of this offering in the first year of approximately $375 million, a 30% allocation of the Fund’s assets to Approved Managers (see “List of Approved Managers”) for direct investment into Real Estate Securities, which allocation was made in accordance with the Advisers targeted allocation, and the fees such Approved Managers will charge, based on their representations to the Adviser. The management fees paid to an Investment Manager in its capacity as a sub-adviser will generally range from 0.60% to 1.00% of the allocable portion of the Fund’s assets managed by such Investment Manager. The Investment Management Fee paid to the Adviser and the management fees paid to the Investment Managers acting as sub-advisers will be paid out of the Fund’s assets. The Fund is not obligated, by regulation or otherwise, to compensate Callan; the Adviser will pay Callan from its Investment Management Fee an annual fee of up to approximately 0.10% of NAV. Because the Investment Management Fee and the management fees paid to the Investment Managers acting as sub-advisers are calculated based on the Fund’s NAV, they will reduce the NAV of the Fund.

The Investment Management Fee is payable in arrears on a quarterly basis. The management fees paid to the Investment Managers acting as sub-advisers may be payable in arrears on a monthly or quarterly basis. See “Management of the Fund — Adviser and Investment Management Fee.”

(3)

The Fund will pay to the Distributor and the Distributor will pay to the Sub-Distributor a Distribution Fee at an annual rate of 0.75%, that accrues on the basis of the average daily NAV of each shareholder’s Shares. So long as the Distribution Agreement remains in place the Distribution Fee shall be payable in the full amount of 0.75%. As such, the cumulative Distribution Fee may be higher than prevailing market rates.

The Sub-Distributor may transfer or reallow a portion of the Distribution Fee to certain participating broker-dealers. The Distribution Fee will begin to accrue daily. The Distribution Fee is payable in arrears at the end of each fiscal quarter. Prior to the date that the Fund’s registration statement on Form N-2 is declared by the SEC to be effective, no Distribution Fee will accrue or be paid to the Distributor, the Sub-Distributor or the Selling Agents. Because the Distribution Fee is calculated based on the Fund’s daily NAV, it reduces the NAV of the Shares. See “Plan of Distribution.”

(4)

Because the Fund is newly organized, the “Other Expenses” amount is based on estimated weighted average net assets over the first year of operation of the Fund of $375 million (the Adviser anticipates raising $750 million within the first twelve months of this offering). The Fund’s “Other Expenses” have been estimated by the Adviser to be 0.25% once the Fund has raised $750 million. Other Expenses, expressed as a percentage of the Fund’s net assets, will be higher if the weighted average net assets of the Fund are less than $375 million over the first year of operation of the Fund. Other Expenses, expressed as a percentage of the Fund’s net assets, also will be higher if the weighted average net assets of the Fund are less than $375 million for more than one year. Included in this estimate of Other Expenses are gross expenses, the estimated proxy costs of the Fund for the twelve months following the date on which the Fund’s registration statement on Form N-2 is declared by the SEC to be effective and the one year amortization of all of the expenses of this offering. The Fund’s annual expense ratio will increase as the Fund’s asset level decreases. See “Management of the Fund — Other Expenses of the Fund.”

(5)

Includes the fees and expenses of the Investment Funds, including REITs, in which the Fund intends to invest based on the following assumptions: the anticipated weighted average proceeds of this offering in the first year of approximately $375 million, a 70% allocation of the Fund’s assets to such Investment Funds in accordance with the Manager’s targeted allocation to such Investment Funds, and the fees and other expenses charged by such Investment Funds, based on the information provided by the institutional asset managers to such funds, all of which are Approved Managers. These represent operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Fund will not invest in Investment Funds that charge performance fees. The “Acquired fund fees and expenses” disclosed above are estimated based, in large part, on the operating history of the Investment Funds, which may change substantially over time and, therefore, significantly affect “Acquired fund fees and expenses.” The fees and expenses associated with the Investment Funds currently range from 0.55% to 1.75% per annum of the average NAV of the Fund’s investment in such Investment Funds.

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund.  The annual “Other expenses” shown above are estimated based on the first year weighted average estimate of net assets of the Fund of $375 million and anticipated expenses for the first year of the Fund’s operations, and includes, among other things, fees and other expenses that the Fund will bear directly, including the Fund’s organizational expenses, initial and ongoing offering costs and fees and expenses of Bank of New York Mellon (the Fund’s “Custodian”).  Included are gross expenses.  In the event that the net assets of the Fund were to be substantially smaller than $750 million, the Fund’s estimated expenses as a percentage would be higher than the estimates presented above.  For a more complete description of the various costs and expenses of the Fund. See “Management of the Fund.”“

16.                                 Comment:    You requested that the Registrant more clearly state that, as part of its fundamental policies, it will not invest in industries other than real estate investment and management.

Response:   The Registrant added the following language under the heading “Fundamental Policies” on page 1 of the Statement of Additional Information:

“•                                    The Fund is focused on investing in Real Estate-Related Investments and will not invest in any industries other than the group of real estate investment and management industries.”

17.                                 Comment:   You requested that we revise the following sentence, which appears in footnote 2 to the table entitled, “Summary of Fund Expenses”, to confirm that Investment Managers will not be paid in advance: “The management fees paid to the Investment Managers acting as sub-advisers may be payable in arrears on a monthly or quarterly basis.”

Response:   This sentence will be revised as indicated in the Registrant’s filing of its prospectus in accordance with Rule 497 of the Securities Act (“497 Filing”).

18.                                 Comment:   You requested that we revise the disclosure to clarify the distinction between the Investment Manager managing the Investment Funds and the Investment Manager acting as sub-adviser.

Response:   In order to clarify the distinction between the Investment Manager managing the Investment Funds and the Investment Manager acting as sub-adviser, references to the Investment Manager acting as sub-adviser will remain the same while references to the Investment Manager managing the Investment Funds were changed to “institutional asset managers” in the 497 Filing.

*  *  *

The Registrant hereby acknowledges that:

•                  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these revised disclosures have adequately addressed your concerns.  If you have any questions, please call me at (212) 294-2643 or Basil Godellas at (312) 558-7237.

Best Regards,

/s/ Alan S. Hoffman

Alan S. Hoffman

Cc:	Bill Fuhs — Versus Capital
Mark Quam — Versus Capital